UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, par value US$0.001 per share

Preferred Shares, par value US$0.001 per share

(Title of Class of Securities)

92719A 10 6**

(CUSIP Number)

** CUSIP number of American Depositary Shares listed on the New York Stock Exchange.

The Common Shares and the Preferred Shares are not publicly traded.

Gaute S. Gravir

Telenor ASA

Snarøyveien 30

N-1360 Fornebu, Norway

+47 99 47 50 76

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2016

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

107 Cheapside

London EC2V 6DN

United Kingdom

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 33.0% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares(1)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares(1)
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 33.0% of the outstanding Common Shares(1)
14.	Type of Reporting Person (See Instructions): CO, HC

(1)	The Reporting Person disclaims beneficial ownership of all such securities.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA	I.R.S. Identification Nos. of above persons (entities only): 98-0387714
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 33.0% of the outstanding Common Shares
14.	Type of Reporting Person (See Instructions): CO, HC

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 30 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.

Except as provided herein, this Amendment does not modify any of the information previously reported in this Statement.

Item 2. Identity and Background

This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST HOLDING II AS

(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N-1360 Fornebu

Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Karlsen Sørby (Hammarø, Sweden)	Norway	Executive Vice President and Acting Chief Financial Officer of Telenor ASA; Chair of the Board of Telenor East Holding

Iver Christian Olerud (Lommedalen, Norway)	Norway	Financial Director, Telenor Norge AS

EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS
Name and Residential Address	Citizenship	Present Principal Occupation

None

(d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N-1360 Fornebu

 Norway

(c) Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Karlsen Sørby (Hammarø, Sweden)	Norway	Executive Vice President and Acting Chief Financial Officer of Telenor ASA; Chair of the Board of Telenor Mobile Holding

Wenche Marie Agerup (Oslo, Norway)	Norway	Executive Vice President and Chief Corporate Affairs Officer of Telenor ASA; member of the Boards of TGS and Statoil

Kristine Jensen (Oslo, Norway)	Norway	Director Controlling, Group Finance of Telenor ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Hege Karita Ottesen (Oslo, Norway)	Norway	Employee Representative

Esben Smistad (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Svein Ivar Brauti (Hosle, Norway)	Norway	Managing Director of Telenor Mobile Holding

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N-1360 Fornebu

 Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N-1360 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Wærsted (Oslo, Norway)	Norway	Chair of the Board of Telenor ASA; Chair of the Board of Petoro AS

Jacob Aqraou (Engleberg, Switzerland)	Denmark	Member of the Boards of Blackwood Seven and Wallapop

Siri Beate Hatlen (Hosle, Norway)	Norway	Chair of the Board of Entra and member of the Board of Eksportkreditt

Jon Erik Reinhardsen (Oslo, Norway)	Norway	President and CEO of Petroleum Geo-Services ASA (PGS), and member of the Boards of Borregaard ASA and Awilhelmsen AS

Ashok Vaswani (London, England)	Singapore	CEO of Barclays UK

Sally David (London, England)	United Kingdom	Member of the Boards of UK Department of Transportation, Arqiva and Leonard Cheshire Disability

Dag Jakob Opedal (Oslo, Norway)	Norway	Executive Advisor of FSN Capital Partners AS; member of the Boards of Bertel O. Steen Holding, Nammo AS, Odin Forvaltning, Kavli Holding AS, Kavli Trust, Cosmetic Group AS, PM Retail AS, and member of the advisory board of Meltwater Holding AS

Regi Aalstad (Founex, Switzerland)	Norway	Chair of the Board of Dråpen i Havet and member of the Board of Geberit

Per Gunnar Salomonsen (Søgne, Norway)	Norway	Employee Representative

Åse Selfjord (Nittedal, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative; member of the Board of Telenor Pension Fund and Chair of the Executive Board of Norwegian Society of Engineers

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Sigve Brekke (Oslo, Norway)	Norway	President and Chief Executive Officer of Telenor ASA

Morten Karlsen Sørby (Hammarø, Sweden)	Norway	Executive Vice President and Acting Chief Financial Officer of Telenor ASA

Wenche Marie Agerup (Oslo, Norway)	Norway	Executive Vice President and Chief Corporate Affairs Officer of Telenor ASA; member of the Boards of TGS and Statoil

Ruza Sabanovic (Oslo, Norway)	Montenegro	Executive Vice President and Chief Technology Officer of Telenor ASA

Jon Gravråk (Singapore)	Norway	Executive Vice President and Chief Digital Officer of Telenor ASA

Jon Erik Haug (Oslo, Norway)	Norway	Executive Vice President and Chief People Officer of Telenor ASA

Vivek Sood (Delhi, India)	India	Executive Vice President and Chief Marketing Officer of Telenor ASA

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Norway; member of the Boards of DNB, Bisnode and SAS

Patrik Hofbauer (Bromma, Sweden)	Sweden	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Sweden

Jesper Hansen (Aarhus, Denmark)	Denmark	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Denmark

Christopher Laska (Budapest, Hungary)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Hungary

Ingeborg Øfsthus (Belgrade, Serbia)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Montenegro and Serbia

Stein Erik Vellan (Sofia, Bulgaria)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Bulgaria

Lars-Åke Norling (Northaburi, Thailand)	Sweden	Executive Vice President of Telenor ASA and Chief Executive Officer of dtac, Thailand

Albern Murty (Shah Alam, Malaysia)	Malaysia	Executive Vice President of Telenor ASA and Chief Executive Officer of Digi, Malaysia

Rajeev Sethi (Dhaka, Bangladesh)	India	Executive Vice President of Telenor ASA and Chief Executive Officer of Grameenphone, Bangladesh

Michael Foley (Islamabad, Pakistan)	Canada	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Pakistan

Sharad Mehrotra (Gurgaon, India)	India	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor India

Petter Furberg (Yangon, Myanmar)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Myanmar

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

As previously disclosed in Amendment No. 36 to Schedule 13D, filed by Telenor ASA, Telenor Mobile Holding, Telenor Mobile Communications AS and Telenor East Invest AS with respect to Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”), on June 2, 2006, Telenor ASA entered into a master confirmation (as amended from time to time, the “Swap Agreement”) with ING Bank N.V., London Branch (“ING”) providing for a total return equity swap (the “Swap Transaction”) in respect of a specified number of American Depositary Shares of OJSC VimpelCom (“OJSC VimpelCom ADSs”), which were the initial reference securities for the Swap Transaction. The Swap Transaction was intended to partially hedge Telenor ASA against increases in the price of OJSC VimpelCom ADSs. On March 30, 2007, Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East Invest AS. Prior to April 21, 2010, the reference securities for the Swap Agreement were 2,237,000 OJSC VimpelCom ADSs (equivalent to 111,850 OJSC VimpelCom common shares), all of which ING tendered into the Offers (as previously defined and described in this Statement) in exchange for 2,237,000 VimpelCom Ltd. American Depositary Receipts (the “Underlying ADRs”). On July 1, 2011, Telenor East Invest AS transferred all of its rights and obligations under the Swap Agreement to Telenor East Holding.

Telenor East Holding has determined not to continue the Swap Agreement, and on June 10, 2016, the Swap Agreement terminated in accordance with its terms. ING has notified Telenor East Holding that it intends to dispose of all 2,237,000 Underlying ADRs over an Unwind Period (as such term is defined in the Swap Agreement) of up to 40 days and will notify Telenor East Holding when it has done so, at which time ING will specify the Final Price and the Cash Settlement Payment Date (as such terms are defined in the Swap Agreement).

On October 5, 2015, Telenor ASA issued a press release, a copy of which was filed as Exhibit 99.1 to Amendment No. 29 to this Statement. Except as described in that press release, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. However, the Reporting Persons may, at any time and from time to time, review, reconsider and/or modify or otherwise change their plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Telenor East Holding owns 580,578,840 Common Shares (all of which are in the form of ADRs), representing approximately 33.0% of the total outstanding Common Shares. The other Reporting Persons may be deemed the beneficial owners of, and have sole power to direct the voting and disposition of, these shares.

To the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VimpelCom Ltd.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) None of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement, has engaged in any transactions in the securities of VimpelCom Ltd. during the past 60 days.

(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Preferred Shares held by Telenor East Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons may, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities in support of the Reporting Persons’ intention to divest the VimpelCom Ltd. shares owned by Telenor East Holding to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd. or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

None of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

24.1	Power of Attorney, dated June 7, 2016, executed by Morten Karlsen Sørby, Chairman of the Board of Directors of Telenor East Holding II AS, in favor of Gaute S. Gravir

24.2	Power of Attorney, dated June 7, 2016, executed by Svein Ivar Brauti, Managing Director of Telenor Mobile Holding AS, in favor of Gaute S. Gravir

24.3	Power of Attorney, dated June 7, 2016, executed by Sigve Brekke, President and Chief Executive Officer of Telenor ASA, in favor of Gaute S. Gravir

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: June 10, 2016

TELENOR EAST HOLDING II AS

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact

TELENOR ASA

By	/s/ Gaute S. Gravir
	Name:	Gaute S. Gravir
	Title:	Attorney-in-fact